COUNTER
INTUITIVE COOKING Inc.



# Financials

**For the fiscal years ending December 31st of 2018, 2019, and 2020**

**(Unaudited)**

**Date: February 8, 2021**

## Table of Contents

COUNTER INTUITIVE COOKING Inc.

Financials

# Consolidated Balance Sheet

## Assets

| Current assets: | 2018 | 2019 | 2020 |
|---|---|---|---|
| Cash | $ 31,712.00 | $ 5,798.54 | $ 3,394.63 |
| Investments | $ - | $ - | $ - |
| Inventories | $ - | $ - | $ - |
| Accounts receivable | $ - | $ - | $ - |
| Pre-paid expenses | $ - | $ - | $ - |
| Other | $ - | $ - | $ - |
| **Total current assets** | **$ 31,712.00** | **$ 5,798.54** | **$ 3,394.63** |

| Fixed assets: | 2018 | 2019 | 2020 |
|---|---|---|---|
| Property and equipment | $ - | $ - | $ - |
| Leasehold improvements | $ - | $ - | $ - |
| Equity and other investments | $ - | $ - | $ - |
| Less accumulated depreciation | $ - | $ - | $ - |
| **Total fixed assets** | **$ -** | **$ -** | **$ -** |

| Other assets: | 2018 | 2019 | 2020 |
|---|---|---|---|
| Goodwill | $ - | $ - | $ - |
| **Total other assets** | **$ -** | **$ -** | **$ -** |

| | | | |
|---|---|---|---|
| **Total assets** | **$ 31,712.00** | **$ 5,798.54** | **$ 3,394.63** |

## Liabilities and owner's equity

| Current liabilities: | 2018 | 2019 | 2020 |
|---|---|---|---|
| Accounts payable | $ - | $ - | $ - |
| Accrued wages | $ - | $ - | $ - |
| Accrued compensation | $ - | $ - | $ - |
| Income taxes payable | $ - | $ - | $ - |
| Unearned revenue | $ - | $ - | $ - |
| Other | $ - | $ - | $ - |
| **Total current liabilities** | **$ -** | **$ -** | **$ -** |

| Long-term liabilities: | 2018 | 2019 | 2020 |
|---|---|---|---|
| Notes payable | $ - | $ - | $ 11,500.00 |
| **Total long-term liabilities** | **$ -** | **$ -** | **$ 11,500.00** |

| Owner's equity: | 2018 | 2019 | 2020 |
|---|---|---|---|
| Paid in capital | $ 55,060.00 | $ 55,060.00 | $ 55,060.00 |
| Accumulated retained earnings | $ (23,348.00) | $ (49,261.46) | $ (63,165.37) |
| **Total owner's equity** | **$ 31,712.00** | **$ 5,798.54** | **$ (8,105.37)** |

| | | | |
|---|---|---|---|
| **Total liabilities and owner's equity** | **$ 31,712.00** | **$ 5,798.54** | **$ 3,394.63** |

## Consolidated Income Statement

| Revenue | 2018 | 2019 | 2020 |
|---|---|---|---|
| Gross Sales | $ - | $ - | $ - |
| Sales Returns and Allowances | $ - | $ - | $ - |
| Net Sales | $ - | $ - | $ - |

| Cost of Goods Sold | 2018 | 2019 | 2020 |
|---|---|---|---|
| Beginning Inventory | $ - | $ - | $ - |
| Purchases | $ - | $ - | $ - |
| Freight-in | $ - | $ - | $ - |
| Direct Labor | $ - | $ - | $ - |
| Indirect Expenses | $ - | $ - | $ - |
| Inventory Available | $ - | $ - | $ - |
| Ending Inventory | $ - | $ - | $ - |
| Cost of Goods Sold | $ - | $ - | $ - |

| Gross Profit (Loss) | $ - | $ - | $ - |
|---|---|---|---|

| Operating Expenses: | 2018 | 2019 | 2020 |
|---|---|---|---|
| Advertising | $ - | $ 646.60 | $ 52.10 |
| Bad Debts | $ - | $ - | $ - |
| Bank Charges | $ - | $ 31.02 | $ - |
| Commissions | $ - | $ - | $ - |
| Depreciation | $ - | $ - | $ - |
| Dues and Subscriptions | $ - | $ 80.00 | $ 92.00 |
| Employee Benefit Programs | $ - | $ - | $ - |
| Insurance | $ - | $ - | $ - |
| Legal and Professional Fees | $ - | $ 18,261.50 | $ 7,278.50 |
| Licenses and Fees | $ - | $ 1.77 | $ - |
| Miscellaneous | $ 23,348.00 | $ 6,580.33 | $ 2,827.90 |
| Office Expense | $ - | $ 104.57 | $ 159.90 |
| Supplies | $ - | $ 63.59 | $ 3,283.20 |
| Utilities | $ - | $ 144.08 | $ 210.31 |
| Wages | $ - | $ - | $ - |
| Total Operating Expenses | $ 23,348.00 | $ 25,913.46 | $ 13,903.91 |

| Net Operating Income (Loss) | $ (23,348.00) | $ (25,913.46) | $ (13,903.91) |
|---|---|---|---|

| Other Income/(Expense): | 2018 | 2019 | 2020 |
|---|---|---|---|
| Interest Expense | $ - | $ - | $ - |
| Interest Income | $ - | $ - | $ - |
| Total Other Income/(Expense): | $ - | $ - | $ - |

| Net Income (Loss) | $ (23,348.00) | $ (25,913.46) | $ (13,903.91) |
|---|---|---|---|

## Consolidated Statement of Equity

### 2018

| | Common Stock | | Preferred Stock | | Additional Paid-in Captial | (Accumulated Deficit) | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Beginning Balance, March 16, 2018 (Inception) | - | $ - | - | $ - | $ - | $ - | $ - |
| Contributions | 6,131,715 | $ 55,060.00 | - | $ - | $ - | $ - | $ 55,060.00 |
| Other comprehensive gain/(loss) | - | $ - | - | $ - | $ - | $ - | $ - |
| Net income | - | $ - | - | $ - | $ - | $ (23,348.00) | $ (23,348.00) |
| **Ending Balance, December 31, 2018** | **6,131,715** | **$ 55,060.00** | **-** | **$ -** | **$ -** | **$ (23,348.00)** | **$ 31,712.00** |

### 2019

| | Common Stock | | Preferred Stock | | Additional Paid-in Captial | (Accumulated Deficit) | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Beginning Balance, January 1, 2019 | 6,131,715 | $ 55,060.00 | - | $ - | $ - | $ (23,348.00) | $ 31,712.00 |
| Contributions | 13,600 | $ - | - | $ - | $ - | $ - | $ - |
| Other comprehensive gain/(loss) | - | $ - | - | $ - | $ - | $ - | $ - |
| Net income | - | $ - | - | $ - | $ - | $ (25,913.46) | $ (25,913.46) |
| **Ending Balance, December 31, 2019** | **6,145,315** | **$ 55,060.00** | **-** | **$ -** | **$ -** | **$ (49,261.46)** | **$ 5,798.54** |

### 2020

| | Common Stock | | Preferred Stock | | Additional Paid-in Captial | (Accumulated Deficit) | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Beginning Balance, January 1, 2020 | 6,145,315 | $ 55,060.00 | - | $ - | $ - | $ (49,261.46) | $ 5,798.54 |
| Contributions | 548,100 | $ - | - | $ - | $ - | $ - | $ - |
| Other comprehensive gain/(loss) | - | $ - | - | $ - | $ - | $ - | $ - |
| Net income | - | $ - | - | $ - | $ - | $ (13,903.91) | $ (13,903.91) |
| **Ending Balance, December 31, 2020** | **6,693,415** | **$ 55,060.00** | **-** | **$ -** | **$ 11,500.00** | **$ (63,165.37)** | **$ (8,105.37)** |

## Consolidated Cash Flows

| Cash flows from operating activities | 2018 | | 2019 | | 2020 | |
|---|---|---|---|---|---|---|
| Net income (loss): | $ | (23,348.00) | $ | (25,913.46) | $ | (13,903.91) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | | | |
| Depreciation expense | $ | - | $ | - | $ | - |
| (Increase) decrease in assets: | | | | | | |
| Accounts Receivable | $ | - | $ | - | $ | - |
| Inventory | $ | - | $ | - | $ | - |
| Prepaid expenses and other current assets | $ | - | $ | - | $ | - |
| Security Deposit | $ | - | $ | - | $ | - |
| (Increase) decrease in assets: | | | | | | |
| Accounts payable | $ | - | $ | - | $ | - |
| Credit cards payable | $ | - | $ | - | $ | - |
| Warranty reserve | $ | - | $ | - | $ | - |
| Sales tax payable | $ | - | $ | - | $ | - |
| Deferred revenue | $ | - | $ | - | $ | - |
| Accrued expenses | $ | - | $ | - | $ | - |
| **Cash used for operating activities** | **$** | **(23,348.00)** | **$** | **(25,913.46)** | **$** | **(13,903.91)** |

| Cash flows from investing activities | 2018 | | 2019 | | 2020 | |
|---|---|---|---|---|---|---|
| Cash used for fixed assets | $ | - | $ | - | $ | - |
| Issuance of notes receivable - related party | $ | - | $ | - | $ | - |
| Cash used for intangible assets | $ | - | $ | - | $ | - |
| **Cash provided by (used for) investing activities** | **$** | **-** | **$** | **-** | **$** | **-** |

| Cash flows from financing activities | 2018 | | 2019 | | 2020 | |
|---|---|---|---|---|---|---|
| Issuance of common and preferred stock | $ | 55,060.00 | $ | - | $ | - |
| Proceeds from Notes Payable | $ | - | $ | - | $ | 11,500.00 |
| **Cash provided by financing activities** | **$** | **55,060.00** | **$** | **-** | **$** | **11,500.00** |

| | | | | | | |
|---|---|---|---|---|---|---|
| **Net increase (decrease) in cash** | $ | 31,712.00 | $ | (25,913.46) | $ | (2,403.91) |
| **Cash at the beginning of the year** | $ | - | $ | 31,712.00 | $ | 5,798.54 |
| **Cash at end of the year** | $ | 31,712.00 | $ | 5,798.54 | $ | 3,394.63 |

## Notes to the Financial Statement

1.  ORGANIZATION AND PURPOSE

Counter-Intuitive Cooking, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a smart home kitchen appliance ecosystem and derives revenue from device sales, royalties and logistics on meal sales, and data analytics income.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a)  Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b)  Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c)  Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020, December 31, 2019, and December 31, 2018, the Company's cash positions include its operating bank account.

d)  Legal Fees

Legal fees consist of legal services provided for the creation of the Company, patent work, and creation of SAFE paperwork

e)  Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.  SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events